RESULTS COMMENTARY

For the Year Ended 30 June 2006

VILLAGE ROADSHOW LIMITED

Outline

VILLAGE ROADSHOW LIMITED

- Strategic Highlights
- Group Result
- Theme Parks
- Film Production
- Austereo
- Cinema Exhibition
- Film Distribution
- Outlook

VILLAGE ROADSHOW LIMITED

1. STRATEGIC HIGHLIGHTS

Strategic Objectives

VILLAGE ROADSHOW LIMITED

- De-risk the business
- Simplify structure
- Management control and access to cash flow

Achievements

VILLAGE ROADSHOW LIMITED

- Film Production Restructure
- Extension and upsizing of Production financing facility
- Sale of Argentina, UK, NZ / Fiji
- Agreement to exit Austria (subsequent event)
- Increase in Theme Park ownership to 100% (subsequent event)

Production Restructure

VILLAGE ROADSHOW LIMITED

- Crescent granted options to acquire 50% in Village Roadshow Pictures Group ("VRPG")
- Promissory note for US$115 million issued by VRPG in favour of Crescent
- Crescent receives 100% of free cash flow until Promissory Note is repaid
- US$70 million security deposit released to VRL
- Remains VRL subsidiary until options are exercised

Production Restructure

VILLAGE ROADSHOW LIMITED

One Off Cash Flow Impact

	USD	AUD
Proceeds	115,000	148,983
Less Transaction Costs	(16,273)	(21,083)
Plus Release of Security Deposit	70,000	90,685
Less Repayment of CIBC Loan	(20,000)	(25,910)
Plus Cash Sweep	25,000	32,388
Total One Off Cash Flow Impact	173,727	225,063

Upsizing of Facility

VILLAGE ROADSHOW LIMITED

- Increased from US$900 million to US $1.4 billion
- Completed 31 January 2006
- Revolving term extended by 3 years to January 2011

Exhibition Divestments

VILLAGE ROADSHOW LIMITED

- Exited
  - Argentina
  - UK
  - New Zealand / Fiji
  - Austria
- Net one-off cash flow impact of transactions of $11m
- Reduction in lease commitments of more than $210m

Theme Parks Acquisition

VILLAGE ROADSHOW LIMITED

- Acquisition of 50% of Theme Parks from Warner Bros.
- Subsequent to year end - completed on 3 July
- One off cash flow impact of $262 million including transaction costs
- In 2007, Theme Parks will be a 100% subsidiary
- Depreciation uplift still to be determined
- Refinancing expected to be in place in October 06

2. GROUP RESULT

Reported and Normalised Earnings

	2006	2005
Reported Net Profit After Tax	(35.1)	49.3
Add back Material Items	37.4	3.9
Add back Discontinued Businesses	17.8	(18.1)
NPAT before Material Items - Continuing	20.1	35.1
Add back "One-Off Expenses"	9.4	1.8
Normalised Net Profit After Tax	29.5	36.9

Group Result

VILLAGE ROADSHOW LIMITED

Material Items

$ millions	2006	2005
Production Legal Settlement	(23.7)	(24.9)
Production Restructuring Expenses	(21.0)	
Immediate write off of SAQ	(4.9)	
Profit on Disposal of Assets		14.7
Total Material Items Before Tax	(49.7)	(10.2)
Total Material Items After Tax	(37.4)	3.9

Group Result

VILLAGE ROADSHOW LIMITED

Discontinued Businesses		
	2006	2005
Trading Profits / (Losses)	(3.0)	(1.3)
Net Profits / (Losses) on Divestments	(14.8)	19.4
Total Discontinued Businesses	(17.8)	18.1

Group Result

VILLAGE ROADSHOW LIMITED

One-Off Expenses

$ million	2006	2005
Exhibition	10.9	1.8
Theme Parks	6.5	
Production	(8.0)	
Total One Off Expenses	9.4	1.8

Divisional Performance

VILLAGE ROADSHOW LIMITED

Reported EBITDA by Division

	2006	2005	↕ %
Cinema Exhibition	22,803	36,943	(38.3)
Film Production	76,599	76,396	-
Theme Parks	17,803	23,784	(25.1)
Austereo	77,658	76,494	1.5
Film Distribution	16,662	17,606	(5.4)
Other	(37,606)	(33,862)	(11.0)
Total Reported EBITDA	174,219	197,361	11.7

Divisional Performance

Reported EBITDA by Division - Adjusted for One Offs

	2006	2005	↕ %
Cinema Exhibition	33,703	38,743	(13.0)
Film Production	68,646	76,396	(10.1)
Theme Parks	20,303	23,784	(14.6)
Austereo	77,658	76,494	1.5
Film Distribution	16,662	17,606	(5.4)
Other	(37,606)	(33,862)	(11.0)
Total Reported EBITDA	179,366	199,161	(10.0)

Debt Profile

VILLAGE ROADSHOW LIMITED

Debt Profile ($ millions)		
	2006	2005
On Balance Sheet - Recourse	92.4	101.3
On Balance Sheet - Non Recourse (Austereo)	188.4	175.5
On Balance Sheet - Non Recourse (VRPG)	938.0	786.3
On Balance Sheet - Convertible Notes	25.4	14.1
Cash On Hand - VRP[1]	(51.8)	(23.2)
Cash on Hand - VRL Group	(124.4)	(72.1)
Net Debt	1068.0	981.9
Net Debt / (Net Debt + Equity)	64.4%	59.3%

(1) Cash on hand for VRP is quarantined in that division

Capital Management

VILLAGE ROADSHOW LIMITED

- VRL Buy-back of 10% of ordinary shares for $45.4 million

VRL Issued Capital	
	millions
Ordinary Shares on Issue	152.6
Preference Shares on Issue	109.6
Total Shares on Issue	262.2

Capital Management

VILLAGE ROADSHOW LIMITED

- VRL's shareholding in AEO increased to 66.7% following AEO buy backs in which it did not participate

AEO Issued Capital at 30 June 06		
	'millions	%
Shares Held by VRL	253.4	66.74
Shares Held by Others	126.3	33.26
Total AEO Shares on Issue	379.7	100.00

VILLAGE ROADSHOW LIMITED

3. THEME PARKS

Performance Summary

VILLAGE ROADSHOW LIMITED

Theme Parks Results

	2006	2005	↕ %
Underlying EBITDA before one off expenses	**28,168**	**30,638**	**(8.1)**
Profit Before Tax	**7,830**	**16,115**	
"One Off" Items	**6,500**	**-**	
Adjusted Profit Before Tax [(1)]	**14,330**	**16,115**	**(11.1)**

(1) Includes 1.2m of equity accounted tax expense

Theme Parks Highlights

VILLAGE ROADSHOW LIMITED

- Opening of Australian Outback Spectacular in April 06 with excellent trading results
- WBMW attendances and profit up due to new attractions
- Wet n Wild increased profitability due to new slides and expanded Buccaneer Bay
- Sea World results were down due to a lack of new attractions

Investment in SAQ

VILLAGE ROADSHOW LIMITED

- Purchased 14.9% shareholding on-market
- One off cash flow impact - $24.4 million
- One off P&L impact - $5 million write off of investment premium

Pro Forma Result

VILLAGE ROADSHOW LIMITED

Pro Forma Result ($ millions) 100% (1)		
	2006	2005
Normalised Underlying EBITDA	56,337	61,276
Reported PBT	27,515	38,316
Existing Underlying Debt	122,000	
Cash on Hand	8,900	

(1) Except for Sea World Nara Resort which is included at 50%

Theme Parks Outlook

VILLAGE ROADSHOW LIMITED

- Marketing Initiatives
- Full year results from Australian Outback Spectacular
- Cost savings – VRL synergies
- Interest on acquisition debt
- Additional depreciation on asset uplift

VILLAGE ROADSHOW LIMITED

4. FILM PRODUCTION

Performance Summary

VILLAGE ROADSHOW LIMITED

Film Production Results

	2006	2005	↕ %
Segment Revenue	928,930	828,060	12.2
Reported EBITDA	76,599	76,396	-
Reported Profit Before Tax	6,728	13,403	(50.0)
Normalised EBITDA	68,626	76,396	(10.2)
Normalised Profit Before Tax	(1,245)	13,403	-

Production Highlights

VILLAGE ROADSHOW LIMITED

- Five films released – *Charlie and the Chocolate Factory*, *Dukes of Hazzard*, *Rumour Has It*, *Firewall* and *The Lakehouse*
- Strong box office performance from *Charlie and the Chocolate Factory*
- Lower P&O fees due to number of films released
- Higher financing charges due to interest on Promissory Note and Letter of Credit fees

Production Outlook

VILLAGE ROADSHOW LIMITED

- Higher throughput of films due to involvement with Crescent and upsizing of facility
- Aim to release 8 – 10 films per year
- Films for release in 2007 include *Happy Feet*, *Music & Lyrics By*, *Unaccompanied Minors* and *The Reaping*

VILLAGE ROADSHOW LIMITED

5. AUSTEREO

Performance Summary

VILLAGE ROADSHOW LIMITED

Austereo Results

	2006	2005	↕ %
Reported EBITDA	77,658	76,494	1.5
Profit Before Tax	58,957	58,126	1.4
NPAT	41,594	40,360	3.0
Dividend to VRL	19,511	18,112	7.7%

Austereo Highlights

VILLAGE ROADSHOW LIMITED

- EBIT growth of 3.4%
- EPS growth of 10.2%
- Extremely strong ratings performances
- Strong operating cost management
- No further new licences to be launched
- mcm Entertainment sold

Austereo Outlook

VILLAGE ROADSHOW LIMITED

- Strongest Austereo programming line up
- Sales operations well positioned
- First half commercial radio industry growth of 2%
- Digital radio resolved and Austereo gearing up
- Digital media platforms will enhance core business

6. CINEMA EXHIBITION

Performance Summary

VILLAGE ROADSHOW LIMITED

Cinema Exhibition Results

	2006	2005	↕ %
Underlying EBITDA	34,634	50,640	(31.6)
Reported EBITDA	22,803	36,943	(38.3)
Profit Before Tax	1,298	19,098	(93.2)
"One Off" Items	10,900	1,800	
Adjusted Reported EBITDA	33,703	38,743	(13.0)
Adjusted Profit Before Tax	12,198	20,898	(41.6)

Exhibition Highlights

VILLAGE ROADSHOW LIMITED

- Strong admissions growth in Australia in the second half, increased ticket prices
- Singapore strong profit performance driven by ticket price increases
- Greece opened 3 new sites, original Maroussi and Salonica experienced decline in trading
- Italy results improved as a result of strong marketing campaigns
- Czech Republic achieved 7% admissions growth and rent reductions

Exhibition Outlook

VILLAGE ROADSHOW LIMITED

- Strong product outlook in Australia
- Further new site in Greece, will include full year trading from new sites opened in 06
- Singapore opening new flagship site at Harbourfront
- New site to open in Italy

VILLAGE ROADSHOW LIMITED

7. FILM DISTRIBUTION

Performance Summary

VILLAGE ROADSHOW LIMITED

Film Distribution Results

	2006	2005	↕ %
Underlying EBITDA	25,739	25,399	1.3
Reported EBITDA	16,662	17,606	(5.4)
Profit Before Tax	16,662	17,606	(5.4)

Film Distribution Highlights

VILLAGE ROADSHOW LIMITED

- Strong theatrical performance driven by *Charlie and the Chocolate Factory* and *Harry Potter and the Goblet of Fire*
- Increase in market share of DVD market
- Extension of distribution agreements with Warner Home Video and Paramount Home Entertainment
- New warehouse opened in Sydney

Film Distribution Outlook

VILLAGE ROADSHOW LIMITED

- Strong new release programming including Happy Feet, Snakes on a Plane and a new Little Britain series
- Development of potential new business streams- Video on Demand and Electronic Sell Through
- Roadshow content will be a key driver in the development of the emerging Internet based movie services sector

8. VRL OUTLOOK

VRL Outlook

VILLAGE ROADSHOW LIMITED

- Strong growth in Exhibition led by Australia and Greece
- Strong growth in Theme Parks before interest on acquisition and additional depreciation
- Lower interest income
- Lower profits from VRP due to exploitation profits
- Current market expectations for 2007 are mid $40ms excluding additional depreciation on Theme Parks